SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)*

                          Atlantic Coast Airlines, Inc.
                                 (Name of Issuer)

                                   Common Stock
                          (Title of Class of Securities)

                                    048396105
                                  (Cusip Number)

                                  David C. Haley
                               HBK Investments L.P.
                           777 Main Street, Suite 2750
                             Fort Worth, Texas  76102
                                  (817) 870-6100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 10, 1997
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

1.       Name of Reporting Person:

         HBK Investments L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power: -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 0.0%

14.      Type of Reporting Person: PN


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

1.       Name of Reporting Person:

         HBK Main Street Investments L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 0.0%

14.      Type of Reporting Person: PN

1.       Name of Reporting Person:

         HBK Finance L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 0.0%

14.      Type of Reporting Person: BD

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated September 25, 1997 as amended by Amendment No. 1 dated October 1, 1997 and Amendment No. 2 dated October 7, 1997 (the "Schedule 13D"), relating to the Common Stock, par value $.02 per share, of Atlantic Coast Airlines Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         No material change.


ITEM 2.  IDENTITY AND BACKGROUND.

         No material change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended in its entirety to read as follows:

         The source and amount of the funds used or to be used by each of the Reporting Persons to purchase shares of the Stock and the Bonds are set forth below.

         REPORTING PERSON    SOURCE OF FUNDS          AMOUNT OF FUNDS

         Investments         N/A                           $ -0-

         Main Street         N/A                           $ -0-

         Finance             N/A                           $ -0-

ITEM 4.  PURPOSE OF TRANSACTION.

         No material change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended in its entirety to read as follows:

         (a)

         None of the Reporting Persons beneficially own any shares of the Stock.

         (b)

         None of the Reporting Persons has the power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

         (c)

         Since the last filing on Schedule 13D, the Reporting Persons have purchased and sold shares of the Stock in open market transactions on the Nasdaq National Market as follows:

                              NUMBER OF SHARES
                                PURCHASED (P)         PRICE PER
REPORTING PERSON   DATE          OR SOLD (S)            SHARE

Main St.           10/15/97       (22,200)(S)         $  23.00
Investment (1)          10/15/97       (22,200)(S)         $  23.00
Main St.           10/27/97         5,000 (P)         $  19.63
Investment (1)          10/27/97         5,000 (P)         $  19.63
Main St.           10/30/97         5,000 (P)         $  19.88
Investment (1)          10/30/97         5,000 (P)         $  19.88
Main St.           11/05/97       ( 5,500)(S)         $  22.88
Investment (1)          11/05/97       ( 6,300)(S)         $  22.88
Main St.           11/10/97        11,875 (P)         $  21.13
Investment (1)          11/10/97        13,125 (P)         $  21.13
Main St.           11/12/97        31,525 (P)         $  20.69
Main St.           11/12/97       (31,525)(S)         $  20.69
Investment (1)          11/12/97       (28,375)(S)         $  20.69
Investment (2)          11/12/97        28,375 (P)         $  20.69

-----------

         (1) These shares were purchased or sold by Offshore, which has no beneficial ownership of such shares pursuant to an Investment Management Agreement with Investments.

         (2) These shares were purchased or sold by Securities, which has no beneficial ownership of such shares pursuant to an Investment Management Agreement with Investments.

         In addition, since the last filing on Schedule 13D, the Reporting Persons have purchased and sold the Bonds in over-the-counter transactions on PORTAL, as follows:

                                 FACE AMOUNT        PRICE PER $100
REPORTING PERSON   DATE         OF DEBENTURES        FACE AMOUNT

Finance            10/14/97       $  125,000 (P)      $  136.32
Investment (2)          10/14/97       $  125,000 (P)      $  136.32
Finance            10/15/97       $  500,000 (P)      $  135.50
Investment (2)          10/15/97       $  500,000 (P)      $  135.50
Finance            10/22/97       $  235,000 (P)      $  134.00
Investment (2)          10/22/97       $  265,000 (P)      $  134.00
Finance            11/05/97       $  118,000 (P)      $  135.09
Investment (1)          11/05/97       $  132,000 (P)      $  135.09
Finance            11/13/97       $2,610,000 (S)      $  133.00
Finance            11/13/97       $3,508,000 (S)      $  133.00
Investment (1)          11/13/97       $3,602,000 (S)      $  133.00
Investment (2)          11/13/97       $2,640,000 (S)      $  133.00

----------

         (1) These bonds were purchased or sold by Offshore, which has no beneficial ownership of same pursuant to an Investment Management Agreement with Investments.

         (2) These bonds were purchased by Securities, which has no beneficial ownership of same pursuant to an Investment Management Agreement with Investments.

         (d)

         No material change.

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         (e)

         On November 13, 1997, the Reporting Persons ceased to be the beneficial owners of more than five percent of the class of securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended in its entirety to read as follows:

         Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.
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
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:     November 13, 1997



                                  HBK INVESTMENTS L.P.


                                  By: /s/ H. Michael Reese
                                         H. Michael Reese (1)



                                  HBK MAIN STREET INVESTMENTS L.P.


                                  By: /s/ H. Michael Reese
                                         H. Michael Reese (2)


                                  HBK FINANCE L.P.


                                  By: /s/ H. Michael Reese
                                         H. Michael Reese (3)


(1) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Investments L.P. previously has been filed with the Securities and Exchange Commission.

(2) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Main Street Investments L.P. previously has been filed with the Securities and Exchange Commission.

(3) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Finance L.P. previously has been filed with the Securities and Exchange Commission.
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EXHIBIT INDEX

EXHIBIT            DESCRIPTION

99.1          Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.